SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King

Graham Robinson

Amr Razzak

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301-1908

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 14D-9. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Juno Therapeutics, Inc., a Delaware corporation (“Juno”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, relating to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares, for a purchase price of $87.00 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 9. EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(2)(P)	Cover E-mail to Juno Compensation & Equity FAQs from Zachary Hale, Senior Vice President & Deputy General Counsel of Juno Therapeutics, Inc., to Employees

(a)(2)(Q)	Juno Compensation & Equity FAQs

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2018	Juno Therapeutics, Inc.
	By:	/s/ Bernard J. Cassidy
	Name:	Bernard J. Cassidy
	Title:	General Counsel and Corporate Secretary